June 30, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

RE:	Garden Stage Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 27, 2023
CIK No. 0001954269

Dear Ms. Aldave, Ms. Empie, Mr. Arzonetti, Mr. Klein:

As counsel for Garden Stage Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated March 15, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on February 27, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Draft Registration Statement submitted February 27, 2023

General

1.	We note your response to comment 2 and reissue in part. Please refrain from using terms such as “we,” “us,” “our,” “our company,” and “our business” when describing activities or functions of the operating subsidiaries. We further note that in the first paragraph of the cover page, you define “Company” to mean Garden Stage Limited, but in the fourth paragraph your definition of the “Company” includes your operating subsidiaries. Please revise throughout the document to provide distinct references for the holding company, subsidiaries, and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure the cover page and throughout the prospectus regarding the use of “we,” “us,” “our,” “our company,” and “our business”. In the cover page, we revised disclosure defining “Company” or “we”, “us”, “our” only to mean Garden Stage Limited.

2.	We note your response to comment 3 and reissue. You disclose on the cover page and throughout the prospectus that Oriental Moon Tree Limited, your largest shareholder, will continue to own majority of the voting power of your outstanding ordinary shares upon completion of the offering. However, based on the disclosure in the selling shareholder table on page 148, it appears that Oriental Moon Tree Limited will own none of your shares after the offering because the last column entitled “percentage ownership after offering” states “0%” as shares held by Oriental Moon Tree Limited after the offering. Please revise your disclosure for consistency relating to Oriental Moon Tree Limited share ownership currently and after completion of this offering.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 140 and page 141, relating to Oriental Moon Tree Limited share ownership currently and after completion of this offering.

3.	We note your response to comment 7 and reissue in part. We note that you revised the definition of “China or the PRC” to include Hong Kong and Macau, but continue to refer to “Mainland China” laws, government and regulations in several sections of the prospectus. Please revise to ensure that your disclosures do not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macao differ from PRC law and describe any risks and consequences to the company associated with those laws.

RESPONSE: In response to the Staff’s comment, we have revised throughout the prospectus changing “Mainland China” laws, government, and regulations to “PRC” laws, government, and regulations, as defined, to avoid narrowing risks related to operating in the PRC to mainland China only.

Prospectus Cover Page, page i

4.	We note your response to our prior comment 6 and reissue in part. Please disclose that the contracts between you and your operating subsidiaries have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the Company does not have, and we do not intend to have, any contractual arrangements in relation to a variable interest entity (“VIE”) structure with any entity in Mainland China; the Company also does not have use any contractual arrangement with the operating subsidiaries to maintain control. We therefore respectfully submit that it is not necessary to acknowledge that the Chinese regulatory authorities could disallow the corporate structure due the contracts between the Company and its subsidiaries have not been tested in court.

Corporate Structure, page 7

5.	We note your response to our prior comment 10 and reissue in part. Please revise here and on page 65 to include a chart depicting the organizational structure following the offering.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 8, page 66 and page 67 to include a chart depicting the organization structure following the offering.

Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Introducing and referral income, page F-36

6.

We note your accounting policy for your introducing and referral income, and specifically, your disclosure that it is recognized at a point in time when the transaction and the performance is completed. Please address the following:

● Disclose the material terms, rights and obligations with these arrangements. For example, revise to explain how the introducing and referral fee is structured and calculated, what is the promised service that is provided and whether the fee is contingent on any future event (for example, execution of trade transaction).

● Your disclosure indicates that revenue is recognized when the performance is completed. Revise to describe the specific performance obligation that is provided and when it is completed. For example, disclose whether it is completed at the time that the introduction is made or when any subsequent transaction occurs as a result of the introduction and referral.

● Disclose whether or not the arrangement contains variable consideration.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that as disclosed on page 73 of our Registration Statement, we derive introducing and referral income from the introduction of customers to other financial service providers or other interested parties. Depending on the specific referral agreements we have in place, the performance obligations and pricing arrangements identified in the agreements are broadly in two categories:

Fixed percentage point on the amount of transactions executed – Under this type of referral agreements, the performance obligations identified in the agreements are that the Group introduces the referees to the interested parties and the referees execute a transaction with the parties. The Group shall charge an introducing and referral income based on a fixed percentage point on the amount of transactions executed between the referees and the parties to whom the referees are referred. The Group’s performance obligations are completed at the point when the referees execute a transaction with these parties.

Fixed lump sum fee – Under this type of referral agreements, the performance obligation identified in the agreements is that the Group introduces the referees to the interested parties and the Group shall charge an introducing and referral income based on a fixed lump sum fee on these services rendered, regardless of whether any transaction eventually executed between the referees and the interested parties. The Group’s performance obligation is completed at the point when the Group has rendered the introducing and referral services.

We respectfully advise the Staff that regardless of which category the agreements are in, we are not subject to any minimum referral numbers, any committed targets nor any other obligations once the transaction is materialized. We recognize the income when such transaction is materialized and completed. As of March 31, 2023, all these agreements were completed with no outstanding obligations. No claw back or adjustments to the income were allowed under these agreements.

In response to the Staff’s comment, we have also updated our disclosure on pages 73 and F-14.

9. Subscribed shares deposit liabilities, page F-44

7.

We note you received deposits from a group of investors who were to subscribe for Garden Stage Limited’s ordinary shares subject to further the reorganization being completed, which are accounted for as liabilities. Please revise to disclose the terms, rights and obligations associated with these deposits. For example, address (but not limited to) the following items:

● whether they pay interest;

● summarize the rights of the holders;

● whether they automatically convert upon reorganization or at the option of the holder, how they will convert; and

● whether the holders can demand their deposits back and any other relevant terms.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the subscribed shares deposit liabilities were interest-free deposits we received from our investors, namely State Wisdom Holdings Limited and Bliss Tone Limited, for the issuance of 5% of the ordinary shares of Garden Stage Limited to each of them respectively, subject to the following conditions being satisfied by December 31, 2023:

-	regulatory approval on our Reorganization (as set out on page 65) of our Registration Statement) has been obtained;

-	our Reorganization has been completed;

-	the investors are satisfied with their due diligence on the Company; and

-	our warranties and representations given to the investors remain true, accurate and complete

We respectfully advise the Staff that on April 3, 2023, 10% of the Company’s ordinary shares were allotted to the investors at the consideration of the full amount of deposits received. Hence, in relation to the subscribed shares deposit liabilities, we confirm that the transactions have been duly completed with no outstanding liabilities on the Group’s consolidated balance sheet since April 3, 2023.

In response to the Staff’s comment, we have also updated our disclosure on page F-22.

15. Segment Information, page F-48

8.	We note your disclosure that the majority of the Group’s revenues are derived in or from the Hong Kong, and therefore, no geographical segments are presented. However, your disclosure on page 107 presents a geographical breakdown of the commission and brokerage income for the periods/years presented in the filing. Please explain how these disclosures are consistent, or revise to clarify accordingly.

RESPONSE: We respectfully advise the Staff that the geographical breakdown we provided on pages 72, 73 and F-15 is to give more detailed information on the related exchanges on which we trade or transact for our customers. Nevertheless, all contracts we have with our customers are executed in Hong Kong, and all our revenues are actually derived in and generated from Hong Kong. In addition, we have all our operation being carried out in Hong Kong. Therefore, there is only one geographic segment presented under ASC 280.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036

3